LATAM group transported 6.9 million passengers in April

Operating statistics for April 2026
Santiago, May 11, 2026 - During April, LATAM group transported 6.9 million passengers, representing an increase of 2.8% compared to the same month of 2025. LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 8.3% compared to April 2025. This growth was driven by an 11.6% increase in international operations, a 6.0% increase in domestic operations of LATAM Airlines’ affiliates in Chile, Colombia, Ecuador and Peru, along with a 4.0% increase in capacity offered by LATAM Airlines Brazil.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 7.0% compared to the same period of 2025, reflecting growth across all segments. International traffic increased by 10.8%, followed by domestic markets of LATAM Airlines’ affiliates in Chile, Colombia, Ecuador and Peru with 3.3% growth, and LATAM Airlines Brazil domestic traffic growing 2.0% compared to April 2025.
As a result, the load factor reached 82.3% in April, a decrease of 1.1 percentage points compared to the same month of the previous year, though remaining at healthy levels.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 730 million in April, an increase of 5.2% compared to the same month of the previous year. As a result, 91 thousand tons of cargo were transported during the month.
The following table summarizes the main operating statistics for the month and year-to-date as of April for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	April			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,828	11,058	7.0%	50,673	45,442	11.5%
DOMESTIC SSC (1)	1,821	1,763	3.3%	8,054	7,821	3.0%
DOMESTIC BRAZIL (2)	3,442	3,373	2.0%	14,890	13,397	11.1%
INTERNATIONAL (3)	6,565	5,923	10.8%	27,729	24,223	14.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,364	13,259	8.3%	59,903	54,515	9.9%
DOMESTIC SSC (1)	2,307	2,177	6.0%	9,570	9,489	0.8%
DOMESTIC BRAZIL (2)	4,291	4,126	4.0%	18,172	16,533	9.9%
INTERNATIONAL (3)	7,766	6,956	11.6%	32,161	28,493	12.9%

PASSENGER LOAD FACTOR
SYSTEM	82.3%	83.4%	-1.1p.p	84.6%	83.4%	1.2p.p
DOMESTIC SSC (1)	78.9%	81.0%	-2.0p.p	84.2%	82.4%	1.7p.p
DOMESTIC BRAZIL (2)	80.2%	81.8%	-1.6p.p	81.9%	81.0%	0.9p.p
INTERNATIONAL (3)	84.5%	85.1%	-0.6p.p	86.2%	85.0%	1.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,910	6,723	2.8%	29,790	27,691	7.6%
DOMESTIC SSC (1)	2,412	2,364	2.0%	10,509	10,259	2.4%
DOMESTIC BRAZIL (2)	3,037	3,004	1.1%	12,967	11,778	10.1%
INTERNATIONAL (3)	1,461	1,355	7.8%	6,314	5,654	11.7%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	394	386	1.9%	1,490	1,455	2.4%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	730	693	5.2%	2,885	2,709	6.5%

CARGO LOAD FACTOR
SYSTEM	53.9%	55.7%	-1.8p.p	51.7%	53.7%	-2.0p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	91	90	1.2%	342	334	2.6%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com